UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

I.D. Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449489103
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON KENNETH S. EHRMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,992
	8	SHARED VOTING POWER 49,000
	9	SOLE DISPOSITIVE POWER 673,992
	10	SHARED DISPOSITIVE POWER 49,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,9921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

____________________
1 Consists of: (i) 515,224 shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”) that Kenneth S. Ehrman owns directly, (ii) 38,365 restricted Shares granted to Mr. Ehrman in consideration of his services as an officer of the Company, (iii) 49,000 Shares held by the Individual Retirement Account of Mr. Ehrman’s spouse, and (iv) 169,403 Shares underlying certain options to purchase Shares that are currently exercisable or will become exercisable within 60 days of the date hereof.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The shares of Common Stock purchased by Mr. Ehrman pursuant to the exercise of stock options and in the open market were purchased with personal funds.  The aggregate purchase price of the 441,704 shares of Common Stock owned directly by Mr. Ehrman is approximately $244,877, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Ehrman has served as President of the Company since he co-founded the Company in 1993.  Mr. Ehrman has engaged, and intends to continue to engage, in discussions with the Company regarding the reconstitution of the Company’s Board of Directors (the “Board”) in light of the existing Board members’ decision not to stand for reelection.  Mr. Ehrman intends to identify and seek the Nominating Committee’s support for the nomination of a slate of highly qualified independent director candidates who have the requisite skill sets to reposition the Company as a market leader.  Mr. Ehrman believes that the Company’s shareholders are supportive of such a reconstituted Board to set the Company on a new strategic path towards unlocking shareholder value.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by Mr. Ehrman is based upon 12,204,171 shares of Common Stock outstanding as of March 20, 2014, which is the total number of shares of Common Stock outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2014.

As of the close of business on April 4, 2014, Mr. Ehrman beneficially owned 722,992 shares of Common Stock, constituting approximately 5.8% of the shares of Common Stock outstanding.

(b)           Mr. Ehrman has the sole power to vote and dispose of 466,224 shares of Common Stock, the sole power to vote 38,365 shares of Common Stock, and shares the power to vote and dispose of the 49,000 shares of Common Stock held by his spouse’s Individual Retirement Account.

(c)           On March 27, 2014, Mr. Ehrman was granted 25,000 restricted shares of Common Stock under the Company’s 2007 Equity Compensation Plan, as amended (the “Plan”), in consideration of his services as an officer of the Company (the “Award”). Subject to the terms and conditions of a restricted stock grant under the Plan, the Award vests as to 50% of the shares of Common Stock underlying the Award on the first anniversary of March 27, 2014 and as to 50% of the shares of Common Stock underlying the Award on the second anniversary of March 27, 2014; provided that Mr. Ehrman is employed by the Company on each such date; provided, further, that if Mr. Ehrman is terminated other than for Cause (as such term is defined in the Plan) within the nine-month period immediately following the date of the appointment of a new Chief Executive Officer of the Company, the Award shall vest as to 100% of such shares of Common Stock underlying the Award. Besides the Award, Mr. Ehrman has not entered into any transactions relating to shares of Common Stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2014

/s/ Kenneth S. Ehrman
KENNETH S. EHRMAN